December 12, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Well-being Holdings, Inc.

Form 10-12G

Filed November 13, 2019

File No. 000-56118

To the Men and Women of the Securities and Exchange Commission:

Well-being Holdings, Inc., a Delaware corporation (“we”, “us”, or the “Company”), is submitting this letter in response to comments contained in the Staff letter, dated December 9, 2019, addressed to Mr. Haruhiko Abe, the Company’s Chief Executive Officer, with respect to the Company’s Registration Statement on Form 10-12G, filed with the Securities and Exchange Commission on November 13, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Form 10-12G filed November 13, 2019

Business Summary, page 3

1. Please revise your filing to disclose that you are a shell company, as defined by Rule 12b2 under the Exchange Act, because you appear to have no or nominal operations and no assets. Accordingly, please prominently disclose your shell company status and disclose the consequences of that status. If you do not believe you are a shell company, please provide us with your legal analysis.

COMPANY RESPONSE:

On page 4 we have disclosed the Company’s current status as a shell Company and on the same page also included the consequences of being designated as a shell company.

2. We note that you have entered into an agreement with Impact Co., Ltd. to purchase phosphorescent pigments. Please file the purchase agreement as an exhibit to the next amendment. Please also file as an exhibit the Share Contribution Agreement between you and Well-be Co., Ltd. Please refer to Item 601(b)(10) of Regulation S-K.

COMPANY RESPONSE:

We have included the agreement herein with Impact Co., Ltd as exhibit 10.1 and the share contribution agreement with Well-be Co., Ltd. herein as exhibit 10.2.

Mangement's Discussion and Analysis

Liquidity, page 5

3. We note that your auditor identified factors raising substantial doubt about your ability to continue as a going concern. In this regard, please disclose the working capital needs you anticipate for at least the next 12 months. Please also disclose if you have sufficient resources to meet those needs. If you do not have adequate resources, please revise to address how you intend to fund current operations for the foreseeable future. Please refer to Item 303(a) of Regulation S-K.

COMPANY RESPONSE:

We have added the following to page 5:

Over the course of the next 12 months we anticipate that we will need working capital in the amount of $300,000 to pay for ongoing reporting requirements, and other related business items, which we believe will be necessary in furthering our business operations. This includes, but is not limited to, creating a marketing plan to attract potential customers, hiring additional employees, of which we currently only have one, and also securing office space to house additional staff we may hire going forward. The exact amount we believe we will need to allocate to each of the aforementioned items is still undetermined.

At this time we do not have sufficient resources and or capital to fund our operations in any capacity.

Going forward we may utilize funds from Well-be Co., Ltd., our parent company, which has informally agreed to advance us funds, to allow us to pay for operating expenses. Well-be Co., Ltd., however, has no formal commitment, arrangement or legal obligation to advance or loan funds to the Company.

General

4. Please note that the registration statement on Form 10 becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K even if there are comments open on the registration statement on Form 10. If you do not wish to become subject to these reporting requirements until all of the comments are resolved, you should withdraw your registration statement on Form 10 before it becomes effective automatically and resubmit a new registration statement when you have revised your document.

COMPANY RESPONSE:

We have made a note to above comment and do not intend to withdraw the registration statement on Form 10.

If Staff should have any questions or comments regarding this submission or response, please feel free to contact the undersigned.

Thank you for your ongoing courtesy in this matter.

Well-being Holdings, Inc.

By: /s/ Haruhiko Abe

Haruhiko Abe

Chief Executive Officer